# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pluri Inc., CIK 0001158780
CUSIP: 72942G104
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, BUILDING NO. 5, HAIFA, Israel (L3), 3508409
Date of event which requires filing of this statement: 12/05/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001737260

## Reporting persons
- MERCHANT ADVENTURE FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,125,000; shared voting power 0; sole dispositive power 2,125,000; shared dispositive power 0; aggregate amount beneficially owned 2,125,000 (5.1% of the class)
  Comment: Percent of class based on 41,280,172 shares reported in the most recent Pluri, Inc. 10-Q filed November 13, 2023

## Item 1. Issuer
Name of issuer: Pluri Inc.
Address of issuer's principal executive offices: MATAM ADVANCED TECHNOLOGY PARK, BUILDING NO. 5, HAIFA, ISRAEL, 3508409

## Item 2. Person Filing
Name of person filing: Merchant Adventure Fund LP
Address of principal business office or, if none, residence:
Merchant Adventure Fund LP
530 Lytton Avenue, 2nd Floor
Palo Alto, CA 94301
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,125,000
Percent of class: 5.1%
Sole power to vote or to direct the vote: 2,125,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,125,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- MERCHANT ADVENTURE FUND, L.P.: Matthew D. Zuck, Sole Member of Merchant Adventure Fund GP, LLC (01/26/2024)